Exhibit 2.1

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN, INTO OR FROM ANY RESTRICTED JURISDICTION (INCLUDING CANADA AND JAPAN) OR ANY OTHER JURISDICTION WHERE TO DO THE SAME WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

FOR IMMEDIATE RELEASE

28 April 2010

Recommended Offer by
Valmont Group Pty Ltd,
a wholly-owned subsidiary of
Valmont Industries, Inc.,
for
Delta plc

OFFER DECLARED WHOLLY UNCONDITIONAL

On 4 March 2010, the Boards of Valmont Industries, Inc. (“Valmont”) and Delta plc (“Delta”) announced they had reached agreement on the terms of a recommended cash offer to be made by Valmont Group Pty Ltd (the “Offeror”), a wholly-owned subsidiary of Valmont, for the entire issued and to be issued ordinary share capital of Delta.  The terms of, and conditions to, the Offer were set out in the offer document posted to Shareholders on 10 March 2010 (the “Offer Document”), as amended and supplemented pursuant to an announcement released by the Offeror on 1 April 2010 (the “Announcement”) and on that date posted to Shareholders together with a letter from the Chairman of Valmont (taken together, the “Revised Offer Document”).

The Offeror announces that all of the conditions to its recommended Offer have been satisfied or waived and, accordingly, the Offer is wholly unconditional.

Levels of acceptances

As at 11.30 a.m. (London time) on 28 April 2010, the Offeror had received valid acceptances from Shareholders in respect of 100,886,314 Shares, representing approximately 65.61 per cent. of the existing issued ordinary share capital of Delta, which may count towards satisfaction of the acceptance condition to the Offer (as set out in paragraph 1(A) of Part A of Appendix I to the Offer Document) (the “Acceptance Condition”).

These acceptances include acceptances of the Offer by (a) all of the Delta Directors (pursuant to the irrevocable undertakings given by them as described in the Offer Document) in respect of, in aggregate, 362,627 Shares, representing approximately 0.24 per cent. of the existing issued ordinary share capital of Delta and (b) Aberforth Partners LLP (pursuant to the irrevocable undertaking given by it as described in the Revised Offer Document) in respect of 16,973,785 Shares, representing approximately 11.04 per cent. of the existing issued ordinary share capital of Delta.

Acceptance Condition reduced and Offer wholly unconditional

The Offeror announces that it has reduced the percentage of Shares required to satisfy the Acceptance Condition to 50 per cent. plus one Share.  Accordingly, in light of the acceptances referred to above, the Offer has become unconditional as to acceptances.

All of the other conditions to the Offer have now been satisfied or waived and, accordingly, the Offer is wholly unconditional.

Extension of the Offer and further acceptances

The Offeror announces that the Offer will remain open for acceptance until further notice.  At least 14 days’ notice will be given prior to the closing of the Offer to those Shareholders who have not then accepted the Offer.

Shareholders who have not accepted the Offer are urged to do so as soon as possible.

To accept the Offer in respect of Shares held in certificated form (that is, not in CREST), Shareholders should complete, sign and return the Form of Acceptance which accompanies the Offer Document, together with their share certificate(s) or other relevant document(s) of title, in accordance with the instructions contained therein and set out in the Offer Document as soon as possible.

Shareholders who have lost their Form of Acceptance should telephone Equiniti on 0871 384 2050 or, if calling from overseas, +44 121 415 0259, to request a replacement.

To accept the Offer in respect of Shares held in uncertificated form (that is, in CREST), Shareholders should follow the procedure for electronic acceptance through CREST in accordance with the instructions set out in the Offer Document.  If Shareholders hold their Shares as a CREST sponsored member, they should refer to their CREST sponsor as only their CREST sponsor will be able to send the necessary TTE Instruction to CREST.

Delisting, cancellation of trading and re-registration

As set out in paragraph 14 of Part II of the Offer Document, following receipt of acceptances which result in the Offeror and/or any other members of the Valmont Group holding Shares carrying, in aggregate, 75 per cent. of the voting rights attaching to the issued ordinary share capital of Delta, the Offeror intends to procure that Delta applies to the UK Listing Authority for the cancellation of listing of Shares on the Official List and to the London Stock Exchange for the cancellation of admission to trading of Shares on its main market for listed securities.  It is anticipated that the cancellation of listing on the Official List and cancellation of trading on the London Stock Exchange will take effect no earlier than 20 Business Days after the date on which the Offeror has, by virtue of its shareholdings and acceptances of the Offer, acquired or agreed to acquire Shares carrying 75 per cent. of the voting rights attaching to the issued ordinary share capital of Delta. Such cancellation and delisting will reduce the liquidity and marketability of any Shares not assented to the Offer.

Following such cancellation and delisting, the Offeror intends to procure that Delta re-registers from a public limited company to a private limited company.

Compulsory acquisition

The Offeror intends, in the event that it receives acceptances of the Offer in respect of, or otherwise acquires, 90 per cent. or more of the Shares to which the Offer relates, to exercise its rights pursuant to the relevant provisions of the Companies Act 2006 to acquire compulsorily any remaining Shares to which the Offer relates on the same terms as the Offer.

Settlement

Except as provided in paragraph 6 of Part B of Appendix I to the Offer Document in the case of Shareholders who are not resident in the UK or the United States, settlement of the consideration to which Shareholders are entitled under the Offer will be despatched to validly accepting Shareholders: (i) in the case of acceptances received, valid and complete in all respects on or before the date of this announcement, on or before 12 May 2010; or (ii) in the case of acceptances received, valid and complete in all respects, after such date but while the Offer remains open for acceptance, within 14 days of such receipt, and in either case in the manner described in paragraph 17 of Part II of the Offer Document.

Further to the announcement made by Delta on 1 April 2010, the Second Interim Dividend of 4.8 pence per ordinary share in Delta was paid on 26 April 2010.

Interests in relevant securities

Save as disclosed in this announcement, neither the Offeror nor, so far as the Offeror is aware, any person acting in concert (within the meaning of the Code) with the Offeror, (a) is interested in, or has any rights to subscribe for, any relevant securities of Delta, (b) has any short position (whether conditional or absolute and whether in the money or otherwise) in respect of relevant securities of Delta, including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to purchase or take delivery, or (c) has borrowed or lent any relevant securities of Delta (save for any borrowed shares which have been either on-lent or sold).

Capitalised terms used but not defined in this announcement shall have the meaning given to them in the Offer Document and the Revised Offer Document.

Enquiries

Valmont	+1 402 963 1020
Terry J. McClain, Senior Vice President and Chief Financial Officer

Credit Suisse (financial adviser to Valmont and the Offeror)	+44 (0)20 7888 8888
William Mansfield
Angus Dickson

Delta	+44 (0)20 7842 6050
Todd Atkinson, Chief Executive
Jon Kempster, Finance Director

Rothschild (financial adviser to Delta)	+44 (0)20 7280 5000
Stuart Vincent
Anselm Frost

Arbuthnot Securities (broker to Delta)	+44 (0)20 7012 2000
Andrew Fairclough
Ben Wells

Brunswick (financial PR adviser to Delta)	+44 (0)20 7404 5959
Simon Sporborg
David Litterick

Together, the Offer Document, the Revised Offer Document and, in the case of Shares held in certificated form, the Form of Acceptance contain the full terms and conditions of the Offer, including details of how the Offer may be accepted.  Please carefully read this announcement, the Offer Document, the Revised Offer Document and, in the case of Shares in certificated form, the Form of Acceptance in their entirety before making a decision with respect to the Offer.

Credit Suisse, which is authorised and regulated by the Financial Services Authority, is acting for Valmont and the Offeror and for no one else in connection with the matters referred to in this announcement and will not be responsible to anyone other than Valmont and the Offeror for providing the protections afforded to clients of Credit Suisse or for providing advice in relation to this matter, the content of this announcement or any matter referred to herein.  Neither Credit Suisse nor any of its subsidiaries, branches or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Credit Suisse in connection with this announcement, any statement contained herein or otherwise.

The Offer is being made solely by the Offeror and neither Credit Suisse nor any of its respective affiliates are making the Offer.

Rothschild, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for Delta as financial adviser in relation to the Offer and is not acting for or advising any other person and accordingly will not be responsible to any person other than Delta for providing the protections afforded to the customers of Rothschild or for providing advice in relation to the contents of this announcement or any offer or arrangements referred to herein or in the documentation relating to the Offer.  Neither Rothschild nor any of its affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a customer of Rothschild in connection with this announcement, any statement contained herein or otherwise.

Notice to US holders of Shares

The Offer is for the securities of a corporation organised under the laws of England and is subject to the procedure and disclosure requirements of the United Kingdom, which are different from those of the United States. The Offer is being made in the United States pursuant to Section 14(e) of, and Regulation 14E under, the US Securities Exchange Act of 1934, as amended (the “Exchange Act”), subject to the exemptions provided by Rule 14d-1(d) under the Exchange Act and otherwise in accordance with the requirements of the Code.  Accordingly, the Offer is subject to disclosure and other procedural requirements, including with respect to withdrawal rights, the offer timetable, settlement procedures and timing of payments that are different from those applicable under US domestic tender offer procedures and laws.

It may be difficult for US holders of Shares and other securities to enforce their rights and any claim arising out of the US federal securities laws, since the Offeror and Delta are located outside of the United States, and some or all of their officers and directors may be resident outside of the United States. US holders of Delta securities may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the US securities laws. Further, it may be difficult to compel a foreign company and its affiliates to subject themselves to a US court’s judgment.

To the extent permitted by applicable law, in accordance with, and to the extent permitted by, the Code and normal UK market practice and Rule 14e-5 under the Exchange Act, the Offeror or its nominees or brokers (acting as agents) or their respective affiliates may from time to time make certain purchases of, or arrangements to purchase, Shares, other than pursuant to the Offer, during the period in which the Offer remains open for acceptance.  These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices.  Such purchases, or arrangements to purchase, will comply with all applicable UK rules, including the Code and the rules of the London Stock Exchange, and Rule 14e-5 under the Exchange Act to the extent applicable.  In addition, in accordance with, and to the extent permitted by, the Code, normal UK market practice and Rule 14e-5 under the Exchange Act, Credit Suisse and its affiliates will continue to act as exempt principal traders in Shares on the London Stock Exchange and engage in certain other purchasing activities consistent with their respective normal and usual practice and applicable law, including Rule 14e-5 under the Exchange Act.

Notice to Overseas Shareholders

The distribution of this announcement in jurisdictions other than the United Kingdom or the United States may be restricted by the laws of those jurisdictions and therefore persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdiction.

Unless otherwise determined by the Offeror, the Offer is not being, and will not be, made, directly or indirectly, in or into or by the use of the mails of, or by any other means (including, without limitation, electronic mail, facsimile transmission, telex, telephone, internet or other forms of electronic communication) of interstate or foreign commerce of, or any facility of a national securities exchange of any Restricted Jurisdiction (as defined herein) and will not be capable of acceptance by any such use, means or facility or from within any such Restricted Jurisdiction.  Accordingly, unless otherwise determined by the Offeror, copies of this announcement and any documentation relating to the Offer are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in or into or from any Restricted Jurisdiction and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send any such documents in or into or from any such Restricted Jurisdiction, as doing so may invalidate any purported acceptance of the Offer.  Any person (including, without limitation, custodians, nominees and trustees) who would, or otherwise intends to, or who may have a contractual or legal obligation to, forward this announcement and/or any documentation relating to the Offer and/or any other related document to any jurisdiction outside the United Kingdom or the United States should inform themselves of, and observe, any applicable legal or regulatory requirements of any relevant jurisdiction.  Neither the US Securities and Exchange Commission (the “SEC”) nor any US state securities commission has approved or disapproved this Offer or passed upon the adequacy or completeness of this announcement or any documentation relating to the Offer.  Any representation to the contrary is a criminal offence.

This announcement has been prepared for the purposes of complying with English law and the Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside of England.

Publication on website

A copy of this announcement, the Offer Document, the Revised Offer Document and the Form of Acceptance are and will be available free of charge, subject to certain restrictions relating to persons resident in Restricted Jurisdictions, for inspection on Valmont’s website at www.valmont.com and on Delta’s website at www.deltaplc.com during the course of the Offer.